OYC 3/16/11

11020639

SECURITI[illegible]ON
Washington, D.C. [illegible]

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65860

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: X-Change Financial Access LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 2930
(No. and Street)

Chicago, (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Rich (312) 431-9950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/28

X-CHANGE FINANCIAL ACCESS LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Members of
X-Change Financial Access LLC

We have audited the accompanying statement of financial condition of X-Change Financial Access LLC as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 11 to the financial statements, a gain realized from a conversion of an exchange membership for equity securities was not recognized and the securities realized pursuant to the conversion were not recorded at their fair value in accordance with accounting principles generally accepted in the United States of America, but at the cost of the exchange membership which was converted. If the financial statements were corrected for that departure from U.S. generally accepted accounting principles, securities owned and distributions payable would be increased by as much as $815,850 as of December 31, 2010 and net income and distributions would be increased by as much as $1,802,400 and $1,605,300 respectively for the year then ended.

In our opinion, except for the effects of not recording a gain on the conversion mentioned in the preceding paragraph and not recording the securities realized pursuant to the conversion at their fair value, the financial statement referred to above presents fairly, in all material respects, the financial position of X-Change Financial Access LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 28, 2011

X-CHANGE FINANCIAL ACCESS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 3,439,146
Brokerage fees receivable, net of allowance for doubtful accounts of $430,856	4,057,539
Receivable from clearing organizations	1,047,787
Securities owned, at fair value	1,254,818
Securities held for distribution, at cost	98,550
Office furniture and equipment, at cost (net of accumulated depreciation of $89,527)	63,498
Other assets	368,338
TOTAL ASSETS	$10,329,676

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 829,111
Commissions payable	597,360
Guaranteed payments payable	2,173,150
Total Liabilities	$ 3,599,621
Members' Capital	$ 6,730,055
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$10,329,676

The accompanying notes are an integral part of this financial statement.

X-CHANGE FINANCIAL ACCESS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2010

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - X-Change Financial Access, LLC (the "Company"), a limited liability company, was organized in the state of Illinois on April 9, 2001. The Company is registered with the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) and is also a member of the Chicago Board Options Exchange (CBOE), the National Futures Association (NFA) and the International Securities Exchange (ISE). In addition, the Company has access to various other exchanges and trading associations. Its principal business activity is executing securities and commodity futures transactions on an agency basis.

Securities Transactions - Brokerage fee income is recorded at the time of the transaction. The allowance for doubtful accounts is based on management's assessment of the collectibility of specific customer brokerage accounts and the aging of brokerage fees receivable. Bad debts from brokerage fees receivable reduce brokerage fee income on the statement of income.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Office Furniture and Equipment - Depreciation of office furniture and equipment is provided using the straight-line method over five and seven year periods.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Level 1 inputs have been applied to value cash and cash equivalents on the statement of financial condition. In addition, securities owned, consisting entirely of equity securities of $139,419 and securities registered under the Investment Company Act of 1940 of $1,115,399, have also been valued using Level 1 inputs. No valuation techniques have been applied to all other assets, including equity securities carried at cost of $98,550, and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

NOTE 3 - INCOME TAXES

As a limited liability company the Company files as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2007.

X-CHANGE FINANCIAL ACCESS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2010

NOTE 4 - PROFIT SHARING PLAN

The Company has a deferred compensation and profit sharing plan commonly called a 401(k) plan. All employees 21 years of age and older that have completed one year of service are eligible to participate in the plan. The Company's contribution to the plan for 2010 was $133,081 and of this, $87,821 was included in accounts payable and accrued expenses at December 31, 2010.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Chicago Board Options Exchange and National Futures Association, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2010 the Company's net capital and required net capital were $5,542,405 and $239,975 respectively. The ratio of aggregate indebtedness to net capital was 65%.

NOTE 6 - EMPLOYMENT AGREEMENT

The Company has entered into an employment agreement with an officer of the Company which expires on December 31, 2011. The agreement provides for payments of salary, bonuses and incentives. Bonuses are to be paid monthly, based upon 5% of the Company's net profits for the prior month. The incentive payments are based upon the generation of new revenues for the Company. Should the Company decide to terminate the agreement prior to the expiration date for reasons other than for cause, it will be required to continue with the salary and bonus payments until the expiration of the agreement. However, the incentive payments will continue beyond the termination of the agreement.

The agreement also provides for additional compensation should the Company sell all or a portion of its assets or its business. The infusion of capital from an outside party, a merger or other business combination would also require that compensation be paid to the officer.

NOTE 7 - OPERATING AGREEMENT AND MEMBERSHIP INTERESTS

Effective January 1, 2007, the Company adopted an amended and restated operating agreement. Some significant terms of the agreement are:

There are three classes of membership interests: Class A membership interests; Class B membership interests; and Class C membership interests. The operating agreement specifies the percentage to be allocated of ordinary income and loss from brokerage operations for each member in each class of membership interest and further distinguishes the percentage to be allocated of gain and loss from the sale of tangible and intangible assets acquired by the Company both before and after January 1, 2007 for each member of each class of ownership. Only Class A Members are entitled to vote at Company meetings. No membership class has preference with respect to returns of capital or distributions.

The unanimous vote, approval, or consent of Class A Members is required to determine the Company's three managers, to amend the operating agreement and to dissolve the Company. The Company will automatically terminate upon the death or incapacity of all the Class A Members.

The managers of the Company are entitled to request additional capital contributions from some or all of the members, based upon the reason for the additional capital request. Managers must also approve the admission of new members to the Company.

The Company has the option to purchase any Class B or Class C membership for the value of a member's capital account at the end of the preceding month. If the purchase is affected for cause, as defined in the operating agreement, the former member is subject to the Non-Competition provisions contained in the agreement. The failure of a member to make any requested additional capital contributions, as stated in the previous paragraph, is classified as redemption for cause.

Members may also be subject to non-solicitation restrictions and involuntary withdrawal events, as they are defined in the agreement.

NOTE 8 - RELATED PARTY INFORMATION

The Company is affiliated through common ownership with CX Capital Markets, LLC, a Futures Commission Merchant.

NOTE 9 - CLEARING AGREEMENT AND OFF-BALANCE SHEET RISK

On behalf of its customers the Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts and exchange-traded and over-the-counter options. In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivatives and other off-balance sheet financial instruments, as mentioned below.

In the normal course of business, the Company's customer activities involve the execution of security and commodity transactions on the floor of various security and commodity exchanges. These activities may expose the Company to off-balance-sheet risk in the event the customer or contra broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

The Company has also entered into an agreement with a Futures Commission Merchant (FCM), whereby the Company forwards (introduces) certain customer futures transactions to the FCM. In addition, the Company has entered into a similar agreement will another securities broker/dealer (Clearing Broker/Dealer) whereby the Company introduces securities transactions to the Clearing Broker/Dealer. Pursuant to both agreements, the Company forwards (introduces) customer futures and securities transactions to the FCM and Clearing Broker/dealer respectively, fully disclosing the customer name and other information.

NOTE 9 - CLEARING AGREEMENT AND OFF-BALANCE SHEET RISK - *(Continued)*

The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the FCM and the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of both agents on the Company's behalf. In consideration for introducing customers to the FCM and Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the FCM and Clearing broker/dealer.

Pursuant to the terms of the aforementioned agreements, the Company is held responsible for any losses arising when the customers whose transactions have been introduced by the Company to the FCM and/or the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of these transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligation and it is necessary for the FCM and/or the Clearing Broker/dealer to purchase or sell the position at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Both of the aforementioned agreements may be terminated by either party, with 30 days prior written notification.

NOTE 10 - COMMITMENTS

During 2010, the Company renegotiated the existing lease on its primary business location and signed an amended 36 month lease which expires on November 30, 2013. Minimum annual base rent payments under the terms of the new agreement, excluding potential additional charges for other related expenses are: $64,863 for 2011; $66,483 for 2012; and $50,786 for 2013. The agreement contains no option to renew the lease. Rent expense pursuant to the original and amended leases during 2010 was $74,657.

NOTE 10 – COMMITMENTS - *(Continued)*

The Company also leases space at two other locations. However, the expense associated with these two leases is actually borne by profit centers operating under the Company's umbrella. Future annual payments for these two leases, exclusive of additional payments which may be required for certain increases in taxes, operating and maintenance costs, are $97,200 per year for years 2011 through 2013 and $44,700 for 2014. Both leases terminate in 2014.

NOTE 11– CONVERSION TO CBOE HOLDINGS, INC. STOCK

On June 18, 2010, the Chicago Board of Options Exchange converted the exchange membership owned and carried by the Company on its books at a cost of $197,100, to 80,000 shares of restricted CBOE Holdings, Inc. stock. At that time, CBOE Holdings, Inc. unrestricted shares were valued at $31.01 per share. During December 2010, the restriction on 40,000 of the CBOE Holdings, Inc. shares was removed and all the newly unrestricted shares were distributed to the Company's members at that time. The market value of unrestricted CBOE Holdings, Inc. stock at the date of the distribution was $22.20 per share; however, the Company recorded the amount of the distribution to its members for one half of the Company's cost basis of $197,100, or $98,550.

In June 2011, the restriction on the remaining 40,000 shares owned by the Company will be removed and it is the Company's management intention to distribute these remaining shares at that time to the members of the Company. Therefore, the Company's total distributions for 2010 include: cash distributions of $1,876,195; a distribution of 40,000 shares of CBOE Holdings, Inc. stock valued at the Company's cost basis of $98,500; and an additional distribution payable of the remaining 40,000 shares of CBOE Holdings, Inc. valued at a cost basis of $98,550, which is to be distributed in June 2011 when the restriction of the remaining CBOE Holdings, Inc. stock is removed.

According to accounting principles generally accepted in the United States of America (GAAP), the Company should have recorded the receipt of the CBOE Holdings, Inc. stock at its market value on the conversion date, less any valuation amount estimated to be necessary to allow for the fact that the shares were restricted at that time.

NOTE 11 – CONVERSION TO CBOE HOLDINGS, INC. STOCK - *(Continued)*

In addition, according to GAAP, the distribution to the Company's members of the recently unrestricted 40,000 shares of CBOE Holding, Inc. stock should have been recorded at the market value of the shares at the date of their distribution and the remaining 40,000 restricted shares of CBOE Holding, Inc. stock should have been recorded at December 31, 2010 at their market value, less any valuation amount estimated to be necessary to allow for the fact that the shares were restricted at that time.

However, because some or all of the shares were restricted on the applicable valuation dates; because of the difficulty assessing an appropriate market value due to the restriction of the shares; because the Company intended and still intends to distribute all of the shares received pursuant to conversion immediately after the removal of the restrictions on their sale; and because the Company believes it to be more conservative to value of the shares received at their cost basis, the Company has recorded all activity regarding the shares at the historic cost basis of the shares.

Had the Company complied with GAAP, the Company would have recognized a gain pursuant to the conversion, with the following effects to the Company's financial statements: net income for 2010 would be greater by as much as $1,802,400; total distributions for 2010 would have been increased by as much as $1,605,300; and securities held for distribution and distributions payable (the latter which is included on the financial statements in accounts payable at their cost basis of $98,550) would both be increased by as much as $815,850. All of the foregoing is contingent upon any potential determination of the reduction valuation attributable to the restriction of the CBOE Holdings, Inc. stock.